AKP
3/7/03

03012833

VF 3-6-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
039119
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 East South Temple, Suite 100
(No. and Street)

Salt Lake City (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott J. Robertson (801) 596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLP
(Name – *if individual, state last, first, middle name*)

95 West 100 100 South, Suite 200 (Address) Logan (City) Utah (State) 84323 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASHINGTON SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 19 2003

OATH OR AFFIRMATION

I, Laura D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc., as of February 26 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
PATRICIA R. KUNZE
4041 Kirkwall Circle
South Jordan, Utah 84095
Commission Expires
August 21, 2004
STATE OF UTAH

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2002 and 2001

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

INDEX TO FINANCIAL STATEMENTS

JONES SIMKINS LLP
Certified Public Accountants
95 West 100 South, Suite 200
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins LLP

JONES SIMKINS LLP
Logan, Utah
February 5, 2003

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2002 and 2001

ASSETS		2002	2001
Current assets:			
Cash	$	298,829	314,386
Investments		4,885	4,775
Accounts receivable		76,160	68,970
Prepaid income taxes		18,884	-
Total current assets		398,758	388,131
Property and equipment, net		130,639	65,129
Cash surrender value of life insurance		31,624	35,602
Investments		20,100	20,100
Other assets		5,394	5,394
Total assets	$	586,515	514,356
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	150,650	115,059
Related party payable		-	42,000
Current portion of long-term debt		25,556	24,966
Current portion of deferred income taxes		23,000	22,000
Total current liabilities		199,206	204,025
Deferred income taxes		25,000	12,000
Long-term debt		40,055	18,824
Total liabilities		264,261	234,849
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,500 and 2,333 shares issued and outstanding, respectively		4,500	2,333
Additional paid-in capital		137,657	68,313
Notes receivable from stock sales		(57,209)	-
Retained earnings		237,306	208,861
Total stockholders' equity		322,254	279,507
Total liabilities and stockholders' equity	$	586,515	514,356

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Financial advisory fees	$ 1,625,856	1,419,099
Consulting fees	324,477	319,237
Other	11,329	18,032
	1,961,662	1,756,368
Costs and expenses:		
General and administrative expenses	1,896,639	1,522,750
Interest expense	6,578	6,123
	1,903,217	1,528,873
Income before income taxes	58,445	227,495
Provision for income taxes	30,000	92,000
Net income	$ 28,445	135,495

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Notes Receivable From Stock Sales	Retained Earnings	Total
	Shares	Amount				
Balance at January 1, 2001	3,333	$ 3,333	$ 130,313	$ (17,000)	$ 73,366	$ 190,012
Collection of note receivable	-	-	-	17,000	-	17,000
Purchase and retirement of common stock	(1,000)	(1,000)	(62,000)	-	-	(63,000)
Net income	-	-	-	-	135,495	135,495
Balance at December 31, 2001	2,333	2,333	68,313	-	208,861	279,507
Issuance of common stock for notes receivable	2,167	2,167	69,344	(71,511)	-	-
Collection of notes receivable	-	-	-	14,302	-	14,302
Net income	-	-	-	-	28,445	28,445
Balance at December 31, 2002	4,500	$ 4,500	$ 137,657	$ (57,209)	$ 237,306	$ 322,254

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 28,445	135,495
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	32,224	25,555
Deferred income taxes	14,000	33,000
(Increase) decrease in:		
Investments	(110)	-
Accounts receivable	(7,190)	(33,285)
Prepaid income taxes	(18,884)	-
Other assets	-	7,455
Increase (decrease) in payables	35,591	(5,612)
Net cash provided by operating activities	84,076	162,608
Cash flows from investing activities:		
Change in cash surrender value of life insurance	3,978	-
Purchase of property and equipment	(46,509)	(12,986)
Net cash used in investing activities	(42,531)	(12,986)
Cash flows from financing activities:		
Payments on related party payable	(42,000)	(21,000)
Collection of notes receivable from stock sales	14,302	17,000
Payments on long-term debt	(29,404)	(20,313)
Net cash used in financing activities	(57,102)	(24,313)
Net increase (decrease) in cash	(15,557)	125,309
Cash, beginning of year	314,386	189,077
Cash, end of year	$ 298,829	314,386

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the state of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2002.

Investments

The Company classifies its investments at market value.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment and capital leases is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized when services are provided.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Investments

Investments are classified as available for sale and consist of the following:

	2002	2001
Investments, at cost	$ 20,910	20,910
Gross unrealized holding gain	3,965	3,965
Investments, at fair value	24,875	24,875
Current portion	(4,775)	(4,775)
	$ 20,100	20,100

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 3 – Detail of Certain Balance Sheet Accounts

Payables consist of the following:

	2002	2001
Accounts payable	$ 12,500	7,634
Pension payable	138,150	102,877
Taxes payable	-	4,548
	$ 150,650	115,059

Note 4 – Property and Equipment

Property and equipment consists of the following:

	2002	2001
Furniture and fixtures	$ 117,264	72,232
Computer equipment	135,934	143,121
Leasehold improvements	13,414	5,009
	266,612	220,362
Less accumulated depreciation and amortization	(135,973)	(155,233)
	$ 130,639	65,129

Note 5 – Notes Payable

During the year ended December 31, 2002, the company entered into a revolving line-of-credit agreement which allows the Company to borrow a maximum of $100,000. The note bears interest at the prime rate plus 1.75%, is secured by equipment and matures on May 13, 2003. The note had no outstanding balance at December 31, 2002.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 6 – Long-term Debt

Long-term debt consists of the following at December 31:

		2002	2001
Note payable to a bank in monthly installments of $922 including interest at 8.25%, secured by equipment and maturing in 2006	$	32,754	-
Note payable to a bank in monthly installments of $429 including interest at 7.75%, secured by equipment and maturing in 2005		13,725	-
Note payable to a bank in monthly installments of $630 including interest at 8.25%, secured by equipment and maturing in 2004		12,787	18,009
Capital lease obligations (see Note 7)		6,345	25,781
		65,611	43,790
Less current portion		(25,556)	(24,966)
Long-term debt	$	40,055	18,824

Future maturities of long-term debt at December 31, 2002 are as follows:

Year		Amount
2003	$	25,556
2004		20,564
2005		15,100
2006		4,391
	$	65,611

Note 7 – Lease Obligations

The Company leases certain furniture, fixtures, and equipment under noncancellable capital leases. These leases provide the Company the option to purchase the leased assets at the end of the initial lease terms. Assets under capital leases included in property and equipment at December 31, are as follows:

	2002	2001
Furniture and fixtures	$ 73,060	73,060
Less accumulated amortization	(58,674)	(48,772)
	$ 14,386	24,338

Amortization expense for assets under capital leases during the years ended December 31, 2002 and 2001 was approximately $10,000 and $11,000 respectively.

Capital lease obligations have imputed interest rates ranging from 10% to 16% and are payable in aggregate monthly installments of $1,734, maturing through 2004. The leases are secured by furniture, fixtures and equipment.

Future minimum lease payments as of December 31, 2002 are as follows:

Year	Amount
2003	$ 6,450
2004	564
Total future minimum lease payments	7,014
Less amount representing interest	(669)
	$ 6,345

Note 7 – Lease Obligations (continued)

The Company leases office space under a noncancellable operating lease agreement, which expires in 2007. Future minimum rental payments for this noncancellable operating lease at December 31, 2002 are as follows:

Year	Amount
2003	$ 60,698
2004	64,229
2005	66,230
2006	68,078
2007	5,686
	$ 264,921

Rental expense on the operating lease for the years ended December 31, 2002 and 2001 was approximately, $59,000 and $64,000, respectively.

Note 8 – Income Taxes

The provision (benefit) for income taxes for the years ended December 31, consists of the following:

		2002	2001
Current	$	(18,000)	59,000
Deferred		48,000	33,000
	$	30,000	92,000

The provision for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2002	2001
Federal and state tax at statutory rates	$	22,000	77,000
Meals and entertainment		4,000	9,000
Insurances		4,000	6,000
	$	30,000	92,000

Note 8 – Income Taxes (continued)

Deferred tax assets (liabilities) at December 31, consist of the following:

		2002	2001
Depreciation		(25,000)	(12,000)
Unrealized holding gain		(1,000)	(1,000)
Revenue recognition		(22,000)	(21,000)
Net deferred tax liability	$	(48,000)	(34,000)

Presented in the financial statements as follows:

		2002	2001
Current portion of deferred income taxes	$	(23,000)	(22,000)
Deferred income taxes		(25,000)	(12,000)
	$	(48,000)	(34,000)

Note 9 – Notes Receivable from Stock Sales

During the year ended December 31, 2002, the Company issued 2,167 shares of common stock in exchange for notes receivable. The notes are due from the Company's officers, are payable in annual aggregate installments of $14,302 and mature in 2006. One of the notes bears interest at 6%, the other three notes are non interest bearing.

Note 10 – Related Party Payable

The Company acquired and retired 1,000 shares of common stock from an officer of the Company for $63,000 during the year ended December 31, 2001. The balance at December 31, 2002 and 2001 is $0 and $42,000 respectively.

Note 11 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $138,000 and $103,000 for the years ended December 31, 2002 and 2001, respectively.

Note 12 – Supplemental Cash Flow Information

During the year ended December 31, 2002:

- The Company issued 2,167 shares of common stock in exchange for notes receivable of $71,511.
- The Company acquired equipment in exchange for long-term debt of $51,225.

During the year ended December 31, 2001:

- The Company acquired and retired common stock in exchange for a related party payable of $63,000.
- The Company acquired equipment in exchange for long-term debt of $25,350.

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

	2002	2001
Interest	$ 6,578	6,123
Income taxes	$ 38,687	44,000

Note 13 – Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and long-term debt. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of the long-term debt approximates fair value as the individual borrowings bear interest at market interest rates.

Note 14 – Changes in Stockholder's Equity Accounts and Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2002, the company issued 2,167 shares of common stock to the shareholders in exchange for notes receivable (see Note 9).

During the year ended December 31, 2001, the common shares of a former shareholder was repurchased and retired by the Company (see Note 10).

Note 15 – Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Note 15 – Recent Accounting Pronouncements (continued)

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. The adoption of these statements is not expected to have a material effect on the company's financial position or results of operations.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Schedule 1

Net capital	$	322,254
Less nonallowable assets		(206,641)
Net capital before haircuts on securities positions		115,613
Haircuts on securities - investments		(785)
Net capital	$	114,828
Minimum net capital required	$	5,000
Excess net capital	$	109,828
Net capital @ 1000% (Net capital - 10% of aggregate indebtedness)	$	88,402
Ratio of aggregate indebtedness to net capital		2.3 to 1

JONES
L L P
SIMKINS
Certified Public Accountants
95 West 100 South, Suite 200
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLP

JONES SIMKINS LLP
Logan, Utah
February 5, 2003